Exhibit 12

MARRIOTT INTERNATIONAL, INC. (“Marriott”)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twelve Weeks Ended
($ in millions, except ratio)	March 25, 2011	March 26, 2010
Income before income taxes	$152	$129
Losses related to equity method investees	4	11

	156	140
Add/(deduct):
Fixed charges	67	72
Interest capitalized	(4)	(4)
Distributed income of equity method investees	1	0

Earnings available for fixed charges	$220	$208

Fixed charges:
Interest expensed and capitalized (1)	$45	$49
Estimate of interest within rent expense	22	23

Total fixed charges	$67	$72

Ratio of earnings to fixed charges	3.3	2.9

(1)	“Interest expensed and capitalized” includes amortized premiums, discounts, and capitalized expenses related to indebtedness.

Exhibit 12

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